SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, Fiftieth Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark E. Betzen, Esq.

Jones Day

2727 N. Harwood Street

Dallas, Texas 75201

Telephone: (214) 969-3704

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached hereto as Exhibit 99.1 is an e-mail communication to employees from Robert G. O’Malley, Chief Executive Officer and President of InFocus Corporation. Attached hereto as Exhibit 99.2 is an e-mail communication to partners from Robert G. O’Malley, Chief Executive Officer and President of InFocus Corporation. Attached hereto as Exhibit 99.3 is a presentation presented to employees and partners of InFocus Corporation.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in this press release has not commenced. At the time the offer is commenced IC Acquisition Corp., Image Holdings Corporation and Radisson Investment Limited will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and InFocus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.

Item 12. Exhibits

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Title

99.1	E-mail Communication to Employees from Robert G. O’Malley

99.2	E-mail Communication to Partners from Robert G. O’Malley

99.3	Employee and Partner Presentation